Exhibit 99.1

Tuniu Announces Unaudited Fourth Quarter and Fiscal Year 2024 Financial Results and Cash Dividend

NANJING, China, March 14, 2025 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Highlights for the Fiscal Year 2024

•	Revenues from package tours in 2024 increased by 22.2 % year-over-year to RMB407.5 million (US$55.8 million1).

•	Gross profit in 2024 increased by 21.9% year-over-year to RMB358.0 million (US$ 49.1million).

•	Income from operations was RMB63.3 million (US$8.7 million) in 2024, compared to a loss from operations of RMB101.9 million in 2023. Non-GAAP[2] income from operations was RMB66.9 million (US$9.2 million) in 2024, compared to a Non-GAAP income from operations of RMB50.0 million in 2023.

•	Net income was RMB83.7 million (US$11.5 million) in 2024, compared to a net loss of RMB101.1 million in 2023. Non-GAAP net income was RMB87.3 million (US$12.0 million) in 2024, compared to a Non-GAAP net income of RMB50.8 million in 2023.

"2024 was a year of significant achievements for Tuniu." said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "On the product side, we strengthened our supply chain and introduced more new products and product lines. In terms of sales, we embraced new media channels and adopted an open approach, collaborating with both online and offline partners to explore new scenarios and opportunities. On the financial side, we achieved our first full-year GAAP profit since our listing on Nasdaq, while non-GAAP net income reached a record high. In 2025, we will continue to focus on innovation and high-quality development."

Fourth Quarter 2024 Results

Net revenues were RMB102.7 million (US$14.1 million) in the fourth quarter of 2024, representing a year-over-year increase of 2.8% from the corresponding period in 2023.

•	Revenues from packaged tours were RMB75.4 million (US$10.3 million) in the fourth quarter of 2024, representing a year-over-year increase of 2.8% from the corresponding period in 2023. The increase was primarily due to the growth of organized tours.

1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB 7.2993 on December 31, 2024 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

•	Other revenues were RMB27.3 million (US$3.7 million) in the fourth quarter of 2024, representing a year-over-year increase of 2.7% from the corresponding period in 2023. The increase was primarily due to the increase in the fees for advertising services provided to tourism boards and bureaus.

Cost of revenues was RMB32.9 million (US$4.5 million) in the fourth quarter of 2024, representing a year-over-year increase of 30.1% from the corresponding period in 2023. As a percentage of net revenues, cost of revenues was 32.1% in the fourth quarter of 2024, compared to 25.3% in the corresponding period in 2023.

Gross profit was RMB69.8 million (US$9.6 million) in the fourth quarter of 2024, representing a year-over-year decrease of 6.5% from the corresponding period in 2023.

Operating expenses were RMB82.5 million (US$11.3 million) in the fourth quarter of 2024, representing a year-over-year decrease of 58.3 % from the corresponding period in 2023. The decrease was primarily due to the impairment of goodwill of RMB114.7 million recorded in the corresponding period in 2023.

•	Research and product development expenses were RMB13.3 million (US$1.8 million) in the fourth quarter of 2024, representing a year-over-year increase of 27.8%. The increase was primarily due to the increase in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 13.0% in the fourth quarter of 2024, increasing from 10.4% as a percentage of net revenues in the corresponding period in 2023.

•	Sales and marketing expenses were RMB42.7 million (US$5.8 million) in the fourth quarter of 2024, representing a year-over-year increase of 28.5%. The increase was primarily due to the increase in sales and marketing personnel related expenses and promotion expenses. Sales and marketing expenses as a percentage of net revenues were 41.6% in the fourth quarter of 2024, increasing from 33.2% as a percentage of net revenues in the corresponding period in 2023.

•	General and administrative expenses were RMB26.8 million (US$3.7 million) in the fourth quarter of 2024, representing a year-over-year decrease of 36.2%. The decrease was primarily due to the decrease in general and administrative personnel related expenses. General and administrative expenses as a percentage of net revenues were 26.1% in the fourth quarter of 2024, decreasing from 42.1% as a percentage of net revenues in the corresponding period in 2023.

Loss from operations was RMB12.7 million (US$1.7 million) in the fourth quarter of 2024, compared to a loss from operations of RMB123.4 million in the fourth quarter of 2023. Non-GAAP income from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of property and equipment, net, was RMB5.1 million (US$0.7 million) in the fourth quarter of 2024.

Net loss was RMB25.1 million (US$3.4 million) in the fourth quarter of 2024, compared to a net loss of RMB132.9 million in the fourth quarter of 2023. Non-GAAP net loss, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of property and equipment, net, was RMB7.2 million (US$1.0 million) in the fourth quarter of 2024.

Net loss attributable to ordinary shareholders of Tuniu Corporation was RMB24.2 million (US$3.3 million) in the fourth quarter of 2024, compared to a net loss attributable to ordinary shareholders of Tuniu Corporation of RMB132.3 million in the fourth quarter of 2023. Non-GAAP net loss attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of property and equipment, net, was RMB6.4 million (US$0.9 million) in the fourth quarter of 2024.

As of December 31, 2024, the Company had cash and cash equivalents, restricted cash, short-term investments and long-term time deposits of RMB1.3 billion (US$173.6 million).

Fiscal Year 2024 Results

Net revenues were RMB513.6 million (US$70.4 million) in 2024, representing a year-over-year increase of 16.4% from 2023.

•	Revenues from packaged tours were RMB407.5 million (US$55.8 million) in 2024, representing a year-over-year increase of 22.2% from 2023. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB106.2 million (US$14.5 million) in 2024, representing a year-over-year decrease of 1.6% from 2023. The decrease was primarily due to the decrease in revenues generated from financial services.

Cost of revenues was RMB155.6 million (US$21.3 million) in 2024, representing a year-over-year increase of 5.4% from 2023. As a percentage of net revenues, cost of revenues was 30.3% in 2024 compared to 33.4% in 2023.

Gross profit was RMB358.0 million (US$49.1million) in 2024, representing a year-over-year increase of 21.9% from 2023.

Operating expenses were RMB294.8 million (US$40.4 million) in 2024, representing a year-over-year decrease of 25.5% from 2023. The decrease was primarily due to the impairment of goodwill of RMB114.7 million recorded in 2023.

•	Research and product development expenses were RMB52.7 million (US$7.2 million) in 2024, representing a year-over-year decrease of 7.5%. The decrease was primarily due to the decrease in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 10.3% in 2024, decreasing from 12.9% as a percentage of net revenues in 2023.

•	Sales and marketing expenses were RMB180.3 million (US$24.7 million) in 2024, representing a year-over-year increase of 53.2%. The increase was primarily due to the increase in promotion expenses. Sales and marketing expenses as a percentage of net revenues were 35.1% in 2024, increasing from 26.7% as a percentage of net revenues in 2023.

•	General and administrative expenses were RMB87.7 million (US$12.0 million) in 2024, representing a year-over-year decrease of 22.6%. The decrease was primarily due to the decrease in general and administrative personnel related expenses. General and administrative expenses as a percentage of net revenues were 17.1% in 2024, decreasing from 25.7% as a percentage of net revenues in 2023.

Income from operations was RMB63.3 million (US$8.7 million) in 2024, compared to a loss from operations of RMB101.9 million in 2023. Non-GAAP income from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets, net gain on disposals of subsidiaries and impairment of property and equipment, net, was RMB66.9 million (US$9.2 million) in 2024.

Net income was RMB83.7 million (US$11.5 million) in 2024, compared to a net loss of RMB101.1 million in 2023. Non-GAAP net income, which excluded share-based compensation expenses, amortization of acquired intangible assets, net gain on disposals of subsidiaries and impairment of property and equipment, net, was RMB87.3 million (US$12.0 million) in 2024.

Net income attributable to ordinary shareholders of Tuniu Corporation was RMB77.2 million (US$10.6 million) in 2024, compared to a net loss attributable to ordinary shareholders of Tuniu Corporation of RMB99.3 million in 2023. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses, amortization of acquired intangible assets, net gain on disposals of subsidiaries and impairment of property and equipment, net, was RMB80.8 million (US$11.1 million) in 2024.

Business Outlook

For the first quarter of 2025, Tuniu expects to generate RMB116.6 million to RMB122.0 million of net revenues, which represents an 8% to 13% increase year-over-year compared with net revenues in the corresponding period in 2024. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Share Repurchase Update

In March 2024, the Company's Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of its ordinary shares or American depositary shares ("ADS") representing ordinary shares. As of February 28, 2025 the Company had repurchased an aggregate of approximately 7.9 million ADSs for approximately US$7.3 million from the open market under the share repurchase program.

Declaration of Cash Dividend

The Company’s Board of Directors has approved and declared a cash dividend of US$0.012 per ordinary share, or US$0.036 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on March 27, 2025, U.S. Eastern Time, payable in U.S. dollars. The total amount of cash to be distributed for the cash dividend is expected to be approximately US$4.2 million. The payment date is expected to be on or around April 17, 2025 for holders of ordinary shares and on or around April 24, 2025 for holders of ADSs. Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on March 14, 2025, (8:00 pm, Beijing/Hong Kong Time, on March 14, 2025) to discuss the fourth quarter and fiscal year 2024 financial results.

To participate in the conference call, please dial the following numbers:

United States	1-888-346-8982
Hong Kong	852-301-84992
Mainland China	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 4Q 2024 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through March 21, 2025. The dial-in details are as follows:

United States	1-877-344-7529
International	1-412-317-0088

Replay Access Code: 2263052

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to income from operations, net income, net income attributable to ordinary shareholders of Tuniu Corporation, which excludes share-based compensation expenses, amortization of acquired intangible assets, net gain on disposals of subsidiaries, impairment of goodwill and impairment of property and equipment, net. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	378,989	465,004	63,705
Restricted cash	65,902	26,061	3,570
Short-term investments	777,890	432,823	59,297
Accounts receivable, net	41,633	43,313	5,934
Amounts due from related parties	9,515	752	103
Prepayments and other current assets	234,189	235,443	32,256
Total current assets	1,508,118	1,203,396	164,865

Non-current assets
Long-term investments	209,819	534,041	73,163
Property and equipment, net	57,479	32,849	4,500
Intangible assets, net	26,091	22,210	3,043
Land use right, net	90,529	88,467	12,120
Operating lease right-of-use assets, net	12,484	9,266	1,269
Other non-current assets	55,960	19,208	2,631
Total non-current assets	452,362	706,041	96,726
Total assets	1,960,480	1,909,437	261,591

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	7,277	36	5
Accounts and notes payable	317,104	290,112	39,745
Amounts due to related parties	6,405	3,121	428
Salary and welfare payable	21,401	23,148	3,171
Taxes payable	4,305	5,060	693
Advances from customers	270,197	247,151	33,860
Operating lease liabilities, current	2,709	2,994	410
Accrued expenses and other current liabilities	329,481	322,034	44,117
Total current liabilities	958,879	893,656	122,429

Non-current liabilities
Operating lease liabilities, non-current	5,348	1,680	230
Deferred tax liabilities	6,027	5,151	706
Long-term borrowings	10,395	-	-
Total non-current liabilities	21,770	6,831	936
Total liabilities	980,649	900,487	123,365

Redeemable noncontrolling interests	27,200	-	-

Equity
Ordinary shares	249	249	34
Less: Treasury stock	(285,983)	(329,668)	(45,164)
Additional paid-in capital	9,138,720	9,146,928	1,253,124
Accumulated other comprehensive income	305,416	313,460	42,944
Accumulated deficit	(8,127,552)	(8,050,378)	(1,102,897)
Total Tuniu Corporation shareholders’ equity	1,030,850	1,080,591	148,041
Noncontrolling interests	(78,219)	(71,641)	(9,815)
Total equity	952,631	1,008,950	138,226
Total liabilities, redeemable noncontrolling interests and equity	1,960,480	1,909,437	261,591

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$
Revenues
Packaged tours	73,382	159,289	75,440	10,335
Others	26,564	26,706	27,292	3,739
Net revenues	99,946	185,995	102,732	14,074
Cost of revenues	(25,309)	(64,212)	(32,935)	(4,512)
Gross profit	74,637	121,783	69,797	9,562

Operating expenses
Research and product development	(10,426)	(13,640)	(13,325)	(1,826)
Sales and marketing	(33,230)	(60,578)	(42,697)	(5,849)
General and administrative	(42,072)	(18,600)	(26,841)	(3,677)
Impairment of goodwill	(114,661)	-	-	-
Other operating income	2,401	202	369	51
Total operating expenses	(197,988)	(92,616)	(82,494)	(11,301)
(Loss)/income from operations	(123,351)	29,167	(12,697)	(1,739)
Other (expenses)/income
Interest and investment (loss)/income, net	(15,151)	7,213	(5,609)	(768)
Interest expense	(1,056)	(865)	(612)	(84)
Foreign exchange gains/(losses), net	3,172	1,115	(6,102)	(836)
Other income, net	2,499	6,931	49	7
(Loss)/income before income tax expense	(133,887)	43,561	(24,971)	(3,420)
Income tax benefit/(expense)	103	(159)	(283)	(39)
Equity in income of affiliates	866	464	188	26
Net (loss)/income	(132,918)	43,866	(25,066)	(3,433)
Net loss attributable to noncontrolling interests	(583)	(582)	(859)	(118)
Net (loss)/income attributable to ordinary shareholders of Tuniu Corporation	(132,335)	44,448	(24,207)	(3,315)

Net (loss)/income	(132,918)	43,866	(25,066)	(3,433)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(5,848)	(6,859)	8,568	1,174
Comprehensive (loss)/income	(138,766)	37,007	(16,498)	(2,259)

Net (loss)/income per ordinary share attributable to ordinary shareholders - basic and diluted	(0.36)	0.12	(0.07)	(0.01)
Net (loss)/income per ADS - basic and diluted*	(1.08)	0.36	(0.21)	(0.03)

Weighted average number of ordinary shares used in computing basic (loss)/income per share	371,526,300	357,427,106	354,106,851	354,106,851
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	371,526,300	359,607,726	354,106,851	354,106,851

Share-based compensation expenses included are as follows：
Cost of revenues	66	65	66	9
Research and product development	66	65	66	9
Sales and marketing	32	32	32	4
General and administrative	4,912	1,246	1,253	172
Total	5,076	1,408	1,417	194

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(All amounts in thousands, except per share information)

	Year Ended	Year Ended	Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
Revenues
Packaged tours	333,357	407,462	55,822
Others	107,913	106,160	14,544
Net revenues	441,270	513,622	70,366
Cost of revenues	(147,581)	(155,590)	(21,316)
Gross profit	293,689	358,032	49,050

Operating expenses
Research and product development	(56,974)	(52,682)	(7,217)
Sales and marketing	(117,706)	(180,321)	(24,704)
General and administrative	(113,221)	(87,657)	(12,009)
Impairment of goodwill	(114,661)	-	-
Other operating income	7,009	25,888	3,547
Total operating expenses	(395,553)	(294,772)	(40,383)
(Loss)/income from operations	(101,864)	63,260	8,667
Other income/(expenses)
Interest and investment income	5,689	19,866	2,722
Interest expense	(3,525)	(3,320)	(455)
Foreign exchange losses, net	(6,483)	(6,837)	(937)
Other income, net	7,107	10,081	1,381
(Loss)/income before income tax expense	(99,076)	83,050	11,378
Income tax expense	(1,441)	(837)	(115)
Equity in(loss) /income of affiliates	(580)	1,486	204
Net (loss)/income	(101,097)	83,699	11,467
Net (loss)/income attributable to noncontrolling interests	(1,806)	6,525	894
Net (loss)/income attributable to ordinary shareholders of Tuniu Corporation	(99,291)	77,174	10,573

Net (loss)/income	(101,097)	83,699	11,467
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	6,435	8,044	1,102
Comprehensive (loss)/income	(94,662)	91,743	12,569

Net (loss)/income per ordinary share attributable to ordinary shareholders - basic and diluted	(0.27)	0.21	0.03
Net (loss)/income per ADS - basic and diluted*	(0.81)	0.63	0.09

Weighted average number of ordinary shares used in computing basic (loss)/income per share	371,453,164	361,482,355	361,482,355
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	371,453,164	363,718,947	363,718,947

Share-based compensation expenses included are as follows：
Cost of revenues	217	261	36
Research and product development	217	261	36
Sales and marketing	87	126	17
General and administrative	15,409	8,758	1,200
Total	15,930	9,406	1,289

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended December 31, 2024
		Share-based	Amortization of acquired	Impairment	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of goodwill	of property and equipment, net	Result
(Loss)/income from operations	(12,697)	1,417	764	-	15,641	5,125

Net loss	(25,066)	1,417	764	-	15,641	(7,244)

Net loss attributable to ordinary shareholders	(24,207)	1,417	764	-	15,641	(6,385)

	Quarter Ended September 30, 2024
		Share-based	Amortization of acquired	Impairment	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of goodwill	of property and equipment, net	Result
Income from operations	29,167	1,408	764	-	-	31,339

Net income	43,866	1,408	764	-	-	46,038

Net income attributable to ordinary shareholders	44,448	1,408	764	-	-	46,620

	Quarter Ended December 31, 2023
		Share-based	Amortization of acquired	Impairment	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of goodwill	of property and equipment, net	Result
(Loss)/income from operations	(123,351)	5,076	828	114,661	17,986	15,200

Net (loss)/income	(132,918)	5,076	828	114,661	17,986	5,633

Net (loss)/income attributable to ordinary shareholders	(132,335)	5,076	828	114,661	17,986	6,216

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Year Ended December 31, 2024
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Net gain on disposals of subsidiaries	Impairment of goodwill	Impairment of property and equipment, net	Non-GAAP Result
Income from operations	63,260	9,406	3,184	(24,618)	-	15,641	66,873

Net income	83,699	9,406	3,184	(24,618)	-	15,641	87,312

Net income attributable to ordinary shareholders	77,174	9,406	3,184	(24,618)	-	15,641	80,787

	Year Ended December 31, 2023
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Net gain on disposals of subsidiaries	Impairment of goodwill	Impairment of property and equipment, net	Non-GAAP Result
(Loss)/income from operations	(101,864)	15,930	3,312	-	114,661	17,986	50,025

Net (loss)/income	(101,097)	15,930	3,312	-	114,661	17,986	50,792

Net (loss)/income attributable to ordinary shareholders	(99,291)	15,930	3,312	-	114,661	17,986	52,598